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                                                                    EXHIBIT 99.3


                       NONQUALIFIED STOCK OPTION AGREEMENT

THIS NONQUALIFIED STOCK OPTION AGREEMENT (the "Agreement") is made and entered into as of this [grant date] between INTELLICORP, INC., a Delaware corporation (the "Company"), and [name] (the "Optionee").

THE PARTIES AGREE AS FOLLOWS:

1. Grant of Options. IntelliCorp, Inc. (the "Company") hereby grants to [name] (the "Optionee") a non-qualified option to purchase [shares] of the Company's common stock (subject to adjustment in the event of any stock split or the like) at the price of [price] per share. This option grant has been authorized by the Company's Board of Directors. This option is not an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code and shall be treated as a "non-qualified stock option" for federal income tax purposes.

2. Vesting. The option shall be exercisable with respect to 25% of the total number of option shares one year after the grant date and, thereafter, with respect to an additional 6.25% of such total number of option shares on a quarterly basis, so long as Optionee remains an employee of the Company as of such date, so that, subject to Section 5, all option shares may be purchased on and after the fourth anniversary of the date of grant.

3. Term. This option expires at the close of business on the tenth year and two day anniversary of the date of grant.

4. Tax Consequences The Optionee understands that the tax consequences associated with this option and with shares purchasable upon exercise of this option can be complex and can depend, in part, upon the Optionee's particular circumstances and that as a result the Optionee should consult his or her own tax adviser. The Optionee understands that, for example, the exercise of this option can under certain circumstances result in the imposition of tax even before the Optionee sells the option shares.

5. Option Exercise. This option is exercisable in whole or in part at any time prior to its expiration by (i) execution and delivery to the Company of a Notice of Option Exercise in the form attached hereto and
         (ii) tender of the option exercise price for the options that are being exercised so long as Optionee remains an employee of the Company. If Optionee's employment with the Company terminates for any reason, vesting under Section 2 above shall cease immediately on such termination and such option shall be exercisable, to the extent vested, for a period of ninety days after such termination. To the extent not exercised within such ninety day period, such option shall expire.

6. Delivery of Shares. Promptly after receipt of the Notice of Option Exercise and the option exercise price, the Company shall deliver to the Optionee a certificate or certificates for the requisite number of option shares.

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7.       Subsequently Issued Shares. This Agreement shall be deemed to include as Shares, any or other securities issued to Optionee in connection with stock splits, stock dividends, recapitalizations, mergers, combinations or sales of assets of the Company.

8. Representations, Warranties, Covenants, and Acknowledgments of Optionee Upon Exercise Of Option. Optionee hereby agrees that in the event that the Company and the Company's counsel deem it necessary or advisable in the exercise of their discretion, the issuance of option shares may be conditioned upon certain representations, warranties, and acknowledgments by the person exercising the option shares (the "Purchaser"), including, without limitation, those set forth in Sections 8.1 through 8.3 inclusive:

         8.1 Relation to Company. Purchaser is presently an officer, director, or other employee of, or consultant to the Company, and in such capacity has become personally familiar with the business, affairs, financial condition, and results of operations of the Company.

         8.2 Access to Information. Purchaser has had the opportunity to ask questions of, and to receive answers from, appropriate executive officers of the Company with respect to the terms and conditions of the transaction contemplated hereby and with respect to the business, affairs, financial condition, and results of operations of the Company. Purchaser has had access to such financial and other information as is necessary in order for Purchaser to make a fully-informed decision as to investment in the Company by way of purchase of the option shares, and has had the opportunity to obtain any additional information necessary to verify any of such information to which Purchaser has had access.

         8.3 Tax Advice. The Company has made no warranties or representations to Purchaser with respect to the income tax consequences of the transactions contemplated by the agreement pursuant to which the option shares will be purchased and Purchaser is in no manner relying on the Company or its representatives for an assessment of such tax consequences.

9. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given on the date of service if served personally or on the date of mailing if mailed by first class mail, registered or certified, postage prepaid and addressed to the parties at the addresses set forth below their signatures. Addresses or names of persons may be changed from time to time by notice given in accordance with this Section.

10. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, successors, and assigns of the parties; provided, however, that the Optionee may not assign any of Optionee's rights or obligations under this Agreement.

11. Governing Law. This Agreement shall be governed by and construed in accordance with laws of the State of California.

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12.      Entire Agreement. This Agreement constitutes the entire agreement of the parties pertaining to the repurchase of the Shares and supersedes all other agreements, representations and understandings of the parties relating to such matters, whether prior or contemporaneous.




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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.



INTELLICORP, INC.                              OPTIONEE:
1975 El Camino Real West
Mountain View, CA  94040-2216


By:
   --------------------------                  ----------------------------
                                               (Signature)
Name:  Jerome F. Klajbor
                                               Address:
                                                       --------------------

                                               ----------------------------

Title:    Chief Financial Officer


The undersigned spouse of the Optionee hereby consents and agrees to be bound by the terms of this Nonqualified Stock Option Agreement to the extent of the undersigned's interest (whether by community property or otherwise) in this Nonqualified Stock Option Agreement and the shares of common stock to be received upon exercise of this option.



Date:    , 200  .                              ----------------------------
                                               (print or type name)

                                               ----------------------------
                                               (Signature)

Exhibits:  (1)  Notice of Option Exercise